Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: April 20, 2021

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Origin Materials, Inc.

Analyst Day 2021

April 19, 2021

Origin Materials, Inc. – Analyst Day 2021, April 19, 2021

CORPORATE PARTICIPANTS

Ashish Gupta, Managing Director, ICR, Inc.

Boon Sim, Chief Executive Officer and Chief Financial Officer, Artius Capital Partners

Rich Riley, Co-Chief Executive Officer, Origin Materials, Inc.

John Bissell, Founder and Co-Chief Executive Officer, Origin Materials, Inc.

Nate Whaley, Chief Financial Officer, Origin Materials, Inc.

PRESENTATION

Ashish Gupta

Thank you for joining us for the Origin Materials Analyst Day. We’ll begin with a short video and then Management will give a presentation.

With that, we’ll get started.

(video presentation)

Boon Sim

Good morning, everyone, and thank you so much for your time and interest in Origin Materials.

With me today, you have the Founder and Co-CEO John Bissell, Co-CEO Rich Riley, and CFO Nate Whaley. Together, with the rest of the Management Team, they have over 250 years of operating and managerial experience in the materials industry. Let me give you a brief background on each one of them.

John Bissell is a Chem-E by training. John founded the Company in 2008, with Ryan Smith, the CTO of the Company. Prior to Origin, John worked at the spin-out of Aerojet, that uses high-energy chemistry, the stuff that makes solid rocket fuel to make pharmaceutical products. John was featured by Forbes as a 30 Under 30 Executive for his accomplishments. Among his peers, John is considered the Elon Musk of the materials industry.

Rich Riley is a Wharton graduate and he started his career on Wall Street, but quickly became a technology entrepreneur. He sold his tech company that invented the Toolbar to Yahoo and subsequently joined their Senior Management Committee to run both their U.S. and European operations. Prior to Origin, Rich was the CEO of Shazam, which was acquired by Apple. Rich was also featured by Forbes as a 40 Under 40 to Watch Executive for his accomplishments.

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Origin Materials, Inc. – Analyst Day 2021, April 19, 2021

Finally, we also have Nate Whaley, the CFO of Origin. Nate has over 20 years of C-Suite experience in leading and scaling operations in capital-intensive industries with complex operations and project delivery.

There are three points I would like to make before I hand the floor over to Rich.

Firstly, we at Artius conducted over three months of extensive due diligence on Origin. We had retained Bain Consulting, Chemical and EPC Teams, and Nexant, a chemical specialist consulting firm, who helped us assess technology, plant scalability, unit economics and TAM. There are due diligence reports available to you, if you would like to review them.

Secondly, in addition to our technical due diligence, we and our consultants have made over 40-plus key and potential customer calls, and these calls typically lasted about 60 to 90 minutes and covered extensive questions. These calls covered key customers, like Pepsi, Danone and Nestlé. The good new for folks on the call is that all these key customers have confirmed to us that Origin’s product and technology works, and has been extensively tested by them. They have also confirmed that Origin is the only company in the world that produces carbon-negative material that meets their performance specifications and has an ISO-compliant LCA report to support their negative-carbon claim.

Finally, at Artius, we are excited about Origin because it’s a one-of-a-kind platform technology company that can convert sustainable plant-based, negative-carbon feedstock in broad application areas, including fabrics, insulation, packaging, tire, epoxy, and as of last Friday, I found out, also ink toner. It’s a really a game-changer because Origin can produce these carbon-negative materials at a cost that is cost- and price-competitive to fossil-based materials without assuming a green premium.

Let me now hand you over to Rich Riley, Co-CEO of Origin.

Rich Riley

Thanks, Boon, and for everyone joining us today.

I’ll start with an overview of the Company. We think Origin is positioned to be an industry disrupter in the same way Tesla took on the automotive sector. Unlike other biomaterials companies who serve smaller niche markets, we are structurally advantaged to address a massive trillion-dollar market that’s just beginning to transition from petroleum feedstocks to sustainable ones, and we’re positioned to be the clear category leader based on the simple, yet powerful, fact that our technology was built around converting the lowest cost feedstock, wood residue, into decarbonized supply chain-ready materials. In the industry, they call this the Holy Grail, as it makes us very uniquely capable of competing on price with petroleum-based materials.

Origin was founded 12 years, our technology, economics and carbon impact have been validated by third-party experts, and we are supported by a growing list of major global brands, including Pepsi, Nestlé and Danone, each of which has publicly disclosed their intent to migrate 100% of their current petroleum-based PET consumption to decarbonized and recycled materials. These companies have extensively tested our technology, sit on our Board, and, collectively, own 11% of the Company. While our mission is to attack the trillion-dollar market, PET demand from these customers alone could create an $8 billion revenue company. Our current customer demand is more than $2.4 billion, which has grown by more than $1 billion since we announced the deal two months ago.

In summary, customer demand is very strong, market sentiment for carbon reduction solutions has never been stronger, and we are extremely confident that we are uniquely positioned to build a world-scale decarbonized materials company for the 21st century. The capital from this financing should fully fund us to commercial scale and profitability.

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Origin Materials, Inc. – Analyst Day 2021, April 19, 2021

The big problem that we’re helping to solve is climate change. Governments around the world are setting net-zero goals, and companies are, as well, and we think we’ve reached the tipping point. There has been a tsunami of major corporate net-zero pledges, and these are just a sample. Driven by their customers, employees and shareholders, CEOs of major companies are announcing these aggressive goals, and when these goals get to the Product and Procurement Teams that have to figure it out, it creates a tidal wave of demand for us as they search the world for decarbonized materials and then tell us that we’re the only viable solution they can find. For our business to thrive, we don’t have to get people to change what they drive, what they eat or what they wear. What drives our business is helping companies like these meet their decarbonization goals.

As these businesses go on their net-zero journey, they quickly realize that renewable energy and electric vehicles aren’t enough. While 55% of emissions come from energy generation in transport, 45% come from the products that are made, and of that 45%, a huge proportion comes from the materials they’re made from and, specifically, from chemicals. That’s because over 10 million barrels of oil per day are used to create materials, and in the process releasing massive quantities of new carbon into the atmosphere. Origin’s vision for the future is to replace these 10 million plus barrels per day with plant-based feedstocks.

The basic way it works is that as a tree grows, it consumes existing CO2 from the atmosphere and, normally, when that tree dies and decays, that CO2 is released right back into the atmosphere. However, when Origin converts the wood into materials, that CO2 is captured, reducing equivalent CO2 emissions by over 100%.

We think the obvious place to start this transition to sustainable plant-based materials is plastics, which are an enormous and rapidly growing portion of the world’s materials, and when we say “plastics,” we’re not just talking about water bottles and other consumer packaging that comes to mind. Most plastics are used in textiles, cars, and all over your home and office. Just capturing a small portion of the incremental annual growth in plastics is more than enough demand to build our business.

Importantly, our solution doesn’t require companies to change their products or processes. There’s near-zero switch in costs, because we produce a material identical to what they currently use. The only critical difference is that it was made from plants instead of petroleum. We think this is the path for us to deliver carbon-negative materials at massive scale, dramatically reduce carbon emissions, and create products that are readily recyclable with the existing global infrastructure.

Let me turn it to John to walk you through our technology and addressable market.

John Bissell

Thanks, Rich.

Our technology platform is really is an embedded chemistry platform to convert lignocellulosic materials into two principle intermediates, CMF and HTC. Those two intermediates are extraordinarily chemically flexible, which lets us make a huge number of the materials currently made by the chemicals and materials industry.

Next slide.

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Origin Materials, Inc. – Analyst Day 2021, April 19, 2021

While we can make all sorts of different materials, we’re starting with PET. The PET we produce is chemically identical to existing PET; it’s just made a different way, which gives it a different carbon footprint. Importantly, this means that our customers, as Rich said, can drop this material directly into their existing supply chains without retooling their equipment, without retooling their products and packaging, and without compromising their efforts to make their products and packaging recyclable.

Additionally, there’s a sort of next-generation PET, PEF, that we see as available now technologically and in demand by the customer over time, which adds a variety of interesting characteristics to PET, while still performing largely the same—improved gas barrier properties, some better thermal properties, but perhaps most importantly, that’s degradability—to the long list of reasons why PET is one of the best group of polymers on the planet.

Next slide.

The HTC that we’ll produce initially will go into fuel-for-power applications. Here, it can replace coal or biomass. When it’s replacing coal, of course it has a much lower carbon footprint, and when replacing biomass, it actually has better transport and heating characteristics. We’ll be making activated carbon, and activated carbon goes into the food and water treatment industries, typically in the back end, where it’s doing de-colorfication (phon) and de-odorfication (phon). In the place where consumers tend to run into that is in Brita water filters. The little black specks that come out of a Brita water filter are activated carbon.

But, perhaps most interestingly is the carbon black that we can produce. The carbon black that we make has a lower carbon footprint and has none of the materials that you typically see coming out of carbon black with made-from-fossil sources. Typically, fossil carbon black goes into tires, at about 30% of the total mass content. When it does this, it’s providing two critical properties: one, improved longevity; two, improved rolling resistance, generally speaking. But, when it’s made from fossil sources, you end up with polyaromatic hydrocarbons in the product itself. When you make HTC from our—carbon black from our materials, it doesn’t have those polyaromatic hydrocarbons in them, and it also doesn’t have the emissions associated with fossil-based carbon black.

Over the longer term, we also see opportunities in agriculture. An example of these opportunities are controlled release fertilizers. When you use a controlled release fertilizer right now, you typically end up having a plastic prill left over after the fertilizer’s been deposited in a field. That prill ends up tilled into the soil. I think we can all agree that tilling plastic prills into the soil isn’t a great outcome. When you use our HTC instead of that plastic prill, instead of tilling a plastic prill in, what you end up with is organic content that gets recovered in the soil. Our HTC acts like that organic content and regenerates the soil from poor farming practices or bad environmental conditions. But, to be clear, we don’t expect these agricultural applications to actually show up in our forecast so far, and so we think that that’s a longer term sort of upside opportunity.

Next slide.

All told, what this means is that by 2030, we expect that our plants will be removing or avoiding more than 8 million metric tons per year of CO2. That’s equivalent to taking 1.8 million cars off the road or about four times as many cars as Tesla produced last year.

Next slide.

I mentioned the specific applications associated with our products. Let me talk to the markets for those applications.

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Origin Materials, Inc. – Analyst Day 2021, April 19, 2021

The PET market, of course, is huge, more than $300 billion by 2030. You can broadly split that market down into two different subsections. The first is the resin market, which principally goes into food and beverage packaging, and tends to be more familiar to consumers. But, actually, larger and growing more quickly than the resin market is the fiber market. The fiber market is comprised of apparel, carpet, textiles for automotive applications, you know, things like seat covers. Then, the carbon markets, that I mentioned, all sum up to about $70 billion a year. Importantly, these markets aren’t just large, but they’re growing quite quickly. Last year, they grew by an aggregate nearly $15 billion. That means that we can play in the incremental annual market increase for the foreseeable future. We really don’t have to go after the install base capacity.

Next slide.

We also see opportunities in markets beyond just the drop-in markets that I mentioned previously. In these markets, we have specific functional advantages over and above the carbon advantage that, of course, we bring in pretty much every category. I have five of these functionally advantaged categories listed here, because we’re working with industry leaders in each of these different applications, and by “industry leaders,” I mean household names, not just esoteric chemicals and materials companies.

Here, I’ll pass it back to Rich to talk to our advantaged situation. Next slide.

Rich Riley

Thanks, John.

Let’s talk about the very strategic relationships that we have with three of the world’s largest buyers of plastic, Nestlé, Danone and Pepsi. These companies have invested over $40 million in Origin, all three have representatives on our Board, and we work very closely with their teams. They’ve also extensively tested our technology, which John will talk more about in a minute. They’ve signed large off-take agreements, and, importantly, just meeting their needs alone would make Origin a very large company, requiring over 20 commercial facilities and generating, potentially, $8 million of revenue and $4 million of EBITDA.

Next slide.

We’re very excited to recently announce our partnership with AECI SANS Technical Fibers, which is our first announced textiles partnership. AECI SANS manufactures highly differentiated nylon and polyester technical yarns, which are primarily used in the apparel, military and automotive industry, and in the apparel industry, specifically, they serve many of the largest global clothing brands. They’ve committed, as a company, to converting at least 80% of their PET raw material to green and environmentally friendly sources by 2025, and will be purchasing Origin PET, which will drop straight into their current process, as well as exploring next generation polymers, which will help them accomplish their goals.

We were also very excited to announce our first partnership in the construction materials and infrastructure space with AECI Much Asphalt. We’ll be working together to make a better asphalt using our unique products to reduce carbon and improve performance. This process will use both our HTC and CMF-derived products. As the world transitions to green infrastructure, we look forward to being part of that transition with Much Asphalt.

We’re also very excited to have announced our partnership with Packaging Matters, Packaging Matters is a leading packaging company focused primarily on food packaging, with extensive experience in packaging innovation and three manufacturing facilities in the U.S. We’ll be working together to facilitate their transition from fossil-based PET, as well as working on advanced packaging materials, such as PEF, which we expect to use to replace expensive non-recyclable barrier films.

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Origin Materials, Inc. – Analyst Day 2021, April 19, 2021

Today, we announced our partnership with PrimaLoft, which is an advanced material technology company and a world leader in the development of high-performance insulations and fabrics. We’ll be working together to provide products for diverse apparel applications, including for leading outdoor, fashion and lifestyle brands, as well as home goods applications, such as hypoallergenic insulated bedding. PrimaLoft serves over 900 global brand partners, including Patagonia, Stone Island, L.L. Bean, Lululemon, adidas and Nike. This is a very significant partnership for us, an example of being able to partner with a company in the supply chain to deliver materials to hundreds of brands on the other side. A lot of consumer brands are eager to decarbonize, but they don’t actually manufacture their own products, and this is where our partnership with PrimaLoft can have a huge impact.

Our partnership with Solvay is our first announced platform partnership with a global leader in chemicals and materials. Solvay is a $13 billion revenue company with over 24,000 employees across 64 countries. We’re partnering with them to create advanced materials for the automotive industry. These materials will provide resistance to heat and corrosion and operate at very high voltages, and principally used inside the engine. This is an exciting example of how we will partner with leading chemical companies to deliver our platform chemicals and have our partners use their technical expertise and supply chain to convert them into high-performance decarbonized materials for large and high-value applications.

Now, let’s zoom out and look at our overall demand situation, which now exceeds $2.4 billion across a wide variety of applications, from asphalt to automotive. This demand has increased by over $1 billion since we announced the transaction in February, and our pipeline continues to grow. Demand has increased as a result of the announcement and our customers are very excited about our being funded to commercial scale.

Let me walk you through this slide, which we put together to illustrate our sales process. Customer relationships typically start with the Chief Sustainability Officer, or equivalent, discussing high-level needs and Origin’s capabilities. Once we’ve progressed to discussing specific products, quantities and pricing, and have engaged on the capacity reservation and off-take contracts, we call that “in negotiation.” The capacity reservation is a negotiated agreement that has the off-take agreement attached as an exhibit. It details the products, quantities, timing and pricing of the partnership. These are approved at the highest levels of our partners and almost always result in a joint press release announcing our partnership. We and our partners view these as very meaningful agreements, and they then give us time to work on the off-take agreement. We fully expect that our capacity reservations will become off-take agreements in due course, and those agreements are designed specifically to support project financing.

Overall, demand is very strong and we think will be supply constrained for the foreseeable future. When we enter these contracts, we aren’t competing against other biomaterials companies. Customers desperately need a solution to meet their net-zero goals and our highly competitive pricing, versus petroleum, and drop-in materials make these transitions from fossil-based materials easy for our customers. They would tell you that they also expect to buy more than these contracts indicate, and several speak in terms of wanting several commercial scaled plants for their needs alone. These contracts are typically five to ten years in duration, signaling our customers’ intent for us to be a meaningful part of their business.

The upside opportunity will be to command premium pricing, and we think time is our friend as carbon gets priced, whether internally by our customers and/or externally by regulators, and that only serves to improve our economics.

I’ll hand it back to John to share some of our history.

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Origin Materials, Inc. – Analyst Day 2021, April 19, 2021

John Bissell

I founded the Company in 2008, with Ryan Smith, our CTO. We developed the technology to build pilot plants, used those pilot plants to produce samples. Nestlé, Danone, and now Pepsi, qualified and evaluated those samples exhaustively, and ultimately signed large off-take agreements, invested, made public announcements.

Origin 1, our first plant, is under construction right now, and we expect to have it done before the end of 2022, and then Origin 2, we expect to have completed by the middle of 2025. Although, strategically, while Origin 2 is focused on PET, Origin 1 and Origin 3, and beyond, are actually closely related and they’re focused on products beyond PET. Origin 1 will produce the quantities required for in-market demonstration of these applications beyond PET, and we expect to be selling those products in larger scale in Origin 3, and continue beyond that.

Next slide.

Here, I have a little bit more detailed breakdown. As I said, Origin 1 will be completed by the end of 2022, but we expect physical progress on the plant through that period. A key physical milestone here is the module erection, which we expect will have been completed by early next year.

Origin 2 is currently undergoing project development, with the major workstreams as site selection, EPC contracting, and of course the commercial and incentive development. We expect this to smoothly transition into FEED package development, and I’ll note that procurement of major and long-lead equipment begins prior to the completion of FEED package development, but then FEED package development is done in early 2023.

Another point that I’ll note is that we’ll actually begin project development with Origin 3 shortly after startup of Origin 1, and that allows us to keep our resources focused on just a couple of projects at any given time.

Next slide.

Construction on Origin 1 is significantly advanced. This is the site in Sarnia, Ontario, where we’re building it. It’s comprised of 17 big process modules, produced by Koch Modular.

Next slide.

You can see some of these modules here along the bottom of the slide. There’s six of them there, but they’re again 17 in total. It’s a little bit different angle on the site.

Next slide.

This is what the plant will look like when it’s completed. You can see the erected modules down the center line there. Each of them are five or six stories tall. Then, we have some outside battery limits and utilities works around the sides, as well.

Next slide.

Our technology, you can think of as a hybrid pulp mill on the front end, chemical plant on the back end. We have a typical kraft pulp mill, wood yard on the front end. The reactors are similar mechanically to a pulping reactor, but very different chemically in the interior, and then we have three standard unit

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Origin Materials, Inc. – Analyst Day 2021, April 19, 2021

operations downstream from the reactors. The unit operations are sufficiently standard. In fact, we have a performance wrap for the thermal, mechanical and hydraulic elements of the plant from our EPC, and we have 19 patent families protecting the technology that goes on in the reactors and the associated technologies, and that’s really for the core production of CMF and HTC.

Next slide.

One of the keys here is our feedstock. Our feedstock is substantially less expensive than other similar renewable feedstocks, particularly corn-based feedstocks. Pulp wood is just a very, very inexpensive raw material, 10x cheaper than a lot of the others. It’s also a lot less volatile than what you see with fossil feedstocks. Because of some of the supply and demand dynamics associated with pulp wood, you really don’t see large-scale price movement, and that’s been true for a long time, more than a century. What that means is that we can give predictable pricing to our customers, that enables them to use their pricing power to maintain their margin around that predictably priced feedstock.

Next slide.

As I mentioned, since we’re using pulp wood, and the front end of our plants are nearly identical to kraft pulp mill wood yards, that means that we can actually step into defunct or idle, marginally profitable kraft pulp mills and substantially reutilize the physical assets that they have there. The wood yard, of course, we can reuse. A lot of the outside battery limits, the utilities, you know, process water, cooling water, etc., we can reuse. We can reuse a little bit of the process equipment, depending on the mill. But, then, in addition to the capital efficiency, you also get access to their feedstock supply chain, the skilled labor pool. Then, these are important plants, typically, in the rural communities that they’re in, and so there are significant incentives associated with bringing these plants online, as well.

Next slide.

All this sums up to a very chemically-flexible intermediate that gives us access to a huge TAM, and then a structural advantage of being able to use low-cost, low-carbon feedstock gives us, of course, a low-cost and a low-carbon footprint. But, the reality is that, despite there being a couple other renewable materials in the market, we really don’t end up heads-up against any of those other renewable materials. Generally speaking, we’re going into our own applications that really aren’t competitive with any of these other companies that are out there.

Next slide.

Let me talk through our team a little bit. -You’ve met Rich, you’ve heard from me, you’re going to hear from Nate in a few minutes, but I’ll pick out one more person on our team that we think is really important to this plan, which is Roman Wolff. Roman has more than 30 years of experience in the chemical industry, building projects, everything from technology licensor all the way down the value chain to being a project owner, but while Roman has great experience and has extraordinary (inaudible) and brings that to the team, he actually has a really deep team under him, as well. In fact, if you can go to the next slide, I’ll show you some of the more recent members that we’ve added to his team now.

Of the four that are listed here, beyond Roman and Mako, whom you guys have seen before, Jim Wells has incredible background, he’s an extremely experienced and technical engineer, and he’s helped build capital projects delivery organizations while he was at Dow. We’ve been working with Jim for some time, but he joined us full time recently.

Madhu Anand brings extraordinary engineering, catalytic and processing capability to Origin from Phillips 66, where she was the Chief Engineer of the Hydroprocessing and Naphtha Upgrading Unit.

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Origin Materials, Inc. – Analyst Day 2021, April 19, 2021

Ben Freireich is a world-class scientist solids processing, and he’ll be bringing that expertise to Origin.

Then, I also mentioned that we include capital projects execution as part of our broader technical team, which is why I’ve included Phil and his group, as well. Phil’s a project extraordinaire from Dow and Corteva, and as we’ve mentioned before, we have a few important capital projects that have to be done, so Phil’s going to help us do that.

Next slide.

We’ve never talked through our full Board that we expect to have post-merger before, but we have a couple additions here, as well. Post-merger, our Board’s going to be comprised of three members of the historical Origin Board, three members of the historical Artius Board, and then two new Board members.

The historical Origin Board members will include Bill Harvey, quite an extensive career at Dupont, across a huge number of their businesses; of course, you’ll also have Rich and me. Just another note on Bill, his experience as a chemical industry expert and executive has been absolutely invaluable to us over the years, and we’re glad to have him continuing with us.

The historical Artius contingent will include Karen Richardson, along with Boon and Charles. Boon, Charles and Karen have unbelievable experience building public companies, and Karen will be taking the helm of the new Board as Chairwoman, and I’ll note that she has experience that is uniquely suited to a rapidly growing business driven by technology and the hard sciences, which is pretty unusual.

I’m also pleased to announce two new Directors who will be joining our Board, Kathy Fish and Benno Dorer. Both have incredible careers. Kathy had leadership roles across P&G, culminating with the Chief R&D and Innovation, and Benno was most recently the CEO of Clorox. We see their experience and skills as valuable generally, of course, but their experience in bringing new products to market is particularly notable.

So, with that, I’ll pass it to Nate to talk to our financials.

Nate Whaley

Thanks, John.

So, let me just quickly tie together what you’ve heard, specifically, into our forecast. Again, Origin 1, complete next year, generating revenue in 2023, with Origin 2 coming online in 2025. Looking at the revenue trajectory, again, this is a demand-driven forecast, supply constrained for literally the foreseeable future, with the tail end of the forecast still representing less than 1% of the near-term addressable market and just a small fraction of the incremental annual growth in the market, which means, again, as John pointed out, we won’t be competing against the installed capacity base for years, and, as Rich pointed out, it’s based on pricing reflected in our current agreements, executed before we had line of sight to plant completion and without relying on those significant green premiums.

On the next slide, it shows that our upside is, again, not just from our huge market. We’re carbon-negative, but our moat is not relying on those significant bio premiums, but that said, our product advantages and our scarcity, they’re driving value to our customers and already translating incremental price premiums. Also, as John pointed out, the locations and wood (inaudible) of our facility are capable of supporting multiple productions trains. It allows us to scale incredibly quickly up to 100% per location, based on capital availability.

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Origin Materials, Inc. – Analyst Day 2021, April 19, 2021

Now, the secret sauce to our strong EBITDA margins is what we are able to do with our abundant, low-cost, low-volatility input pulp wood feedstock, and as you can see on the next page, our margin improvements as we scale are not driven by projections of operational improvements at the plant level, we’re likely to see those, but, instead, the improvements, the return on invested capital, plant-level margin, over time come from, as John pointed out, the evolution of our product mix to the performance advantaged materials that we’re commercializing at Origin 1 and the concentration on the highest margin components of our value chain as the technology ecosystem develops.

Moving to the next slide, we recognize our plan represents a substantial capital investment and it’s critical to be capital-efficient. This plan supports the operational needs of the Company, substantial investment into our world-class R&D and product development, it supports the construction of Origin 1, it supports the construction of Origin 2, bringing the Company to EBITDA positive.

Turning to the next slide, you can see how we view capital deployment for Origin 3, and beyond, supporting the capacity shown in these projections as we hit exit velocity.

With that, let me turn it back to Rich.

Rich Riley

Thanks, Nate. Let’s talk quickly about Origin as a public company, which we’re really excited about. We’re the industry disrupter with a clear line of sight to commercial scale and the category leader in carbon-negative materials, and even in our pre-revenue chapter, we’re going to have a lot to talk about. We plan to continue announcing new customers from a wide range of industries and end markets, and, on a quarterly basis, we plan to update our order book as a core KPI, as well as progress towards our construction milestones. We also plan to transition from a relatively quiet science company historically to a highly visible leader of the world’s transition to sustainable materials. We’re very excited to meet the public markets.

That concludes our presentation. Thanks for your interest in Origin and joining us for the presentation today. We look forward to updating you regularly on our progress.

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Solvay and Origin Materials to Develop Advanced

Carbon-Negative Materials for Automotive Industry

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Today Solvay and Origin Materials announced a collaboration leveraging Origin Materials’ patented technology platform to develop advanced materials for the automotive industry. In addition, Solvay has entered into a multi-year capacity reservation agreement for carbon-negative material from Origin Materials.

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The advanced automotive materials include a drop-in ready specialty polyamide, a polymer which is extraordinarily stiff, tough, and resistant to heat, corrosion, and high voltage for use in automotive engine applications.

•	The companies believe these materials will be critical to reach the full potential of automotive decarbonization and achieve the zero-carbon car.[1]

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In becoming an Origin Materials Platform Partner, Solvay will leverage its position as a global leader in chemicals and materials; Origin Materials will leverage its patented disruptive technology platform, which turns sustainable wood residues into cost-advantaged, carbon-negative materials that reduce the need for fossil resources.

WEST SACRAMENTO, CA USA (April 20, 2021) – Origin Materials, Inc. (“Origin Materials”), the world’s leading carbon negative materials company, and Solvay, a global leader in chemicals and materials, today announced a collaboration to develop and industrialize advanced materials built on the Origin Materials carbon-negative technology platform for applications in the automotive industry. In addition, Solvay has signed a multi-year capacity reservation agreement for carbon negative materials produced by Origin Materials to create a drop-in ready specialty polyamide, a polymer for internal combustion engine technology as well as e-mobility systems like e-motors and power electronics that can provide resistance to heat, toughness, corrosion, and operate at high voltages.

The companies believe the newly developed and industrialized materials will be in high demand from the automotive industry as it undertakes a massive global effort to decarbonize its supply chains in search of the “zero carbon” car.1 Solvay and Origin Materials aim to provide the automotive industry with drop-in ready materials solutions to enable the industry’s low-carbon transition.

The companies will work to rapidly develop and industrialize new products based on Origin Materials’ technology platform, leveraging Solvay’s leadership position as a provider of expertise and resources across global supply chains.

Origin Materials believes its patented technology platform, which turns inexpensive, sustainable wood residues into carbon-negative materials, will help to revolutionize the production of a wide range of end products, including clothing, textiles, plastics, packaging, car parts, tires, carpeting, toys, and more with a ~$1 trillion addressable market.

[1]	“The zero-carbon car: Abating material emissions is next on the agenda,” McKinsey & Company, September 18, 2020.

In addition, Origin Materials’ technology platform is expected to provide stable pricing largely decoupled from the petroleum supply chain, which is exposed to more volatility than supply chains based on sustainable wood residues.

“We are thrilled that Solvay is becoming an Origin Materials Platform Partner,” said Origin Materials co-CEO Rich Riley. “The automotive industry is undertaking a massive transition to net zero. But electrification alone won’t be enough to get there. Without low-carbon and carbon negative solutions for materials, it simply isn’t possible to manufacture a zero-carbon car. By working together, Solvay and Origin Materials will help turn the automotive industry’s net zero ambitions into reality for countless brands. This collaboration is a significant step forward in our mission to enable the world’s transition to sustainable materials.”

“The cooperation with Origin Materials is a new important element in our continuous commitment to sustainability which, together with our customers, is at the heart of our operations and growth strategy,” said Mike Finelli, President of Solvay Specialty Polymers. “Today carbon negative-materials can be added to the evolution of our sustainability roadmap, which already includes different actions from the integrated use of renewables to generate electricity in our plants to pursuing more sustainable products with bio-sourced monomers or recycled content.”

About Artius

Artius Acquisition Inc (“Artius”) (NASDAQ:AACQ) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former Chariman and CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC.

For more information, visit https://www.artiuscapital.com/acquisition.

About Origin Materials

Headquartered in West Sacramento, Micromidas, Inc. d/b/a Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact have been validated by trusted third parties and are supported by a growing list of major global customers and investors. Origin Materials’ first plant is expected to be operational in 2022 with a second, full-scale commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade.

For more information, visit www.originmaterials.com.

About Solvay

Solvay is a science company whose technologies bring benefits to many aspects of daily life. With more than 23,000 employees in 64 countries, Solvay bonds people, ideas and elements to reinvent progress. The Group seeks to create sustainable shared value for all, notably through its Solvay One Planet roadmap crafted around three pillars: protecting the climate, preserving resources and fostering a better life. The Group’s innovative solutions contribute to safer, cleaner, and more sustainable products found in homes, food and consumer goods, planes, cars, batteries, smart devices, health care applications, water and air purification systems. Founded in 1863, Solvay today ranks among the world’s top three companies for the vast majority of its activities and delivered net sales of €9 billion in 2020. Solvay is listed on Euronext Brussels and Paris (SOLB), and in the United States, where its shares (SOLVY) are traded through a Level I ADR program. Learn more at www.solvay.com.

Important Information for Investors and Shareholders

In connection with the proposed business combination transaction, Artius filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on March 9, 2021, which includes a preliminary proxy statement to be distributed to holders of Artius’ ordinary shares in connection with Artius’ solicitation of proxies for the vote by Artius’ shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’ shareholders and Origin Materials’ stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Artius will mail a definitive proxy statement, when available, to its shareholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215, New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the stockholders of Artius or Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’ stockholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Origin Materials presently does not know, or that Origin Materials currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Origin Materials anticipates that subsequent events and developments will cause its assessments to change. However, while Origin Materials may elect to update these forward-looking statements at some point in the future, Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’ shareholders in connection with the proposed business combination. Information about Artius’ directors and executive officers and their ownership of Artius’ securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading other documents Artius has filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668